[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 23, 2014

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Apollo Investment Corporation (File No. 333-189817)

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comments received from you on July 8, 2014 and from Ms. Christina D. Fettig on July 11, 2014 to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-189817) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2014. All comments are set forth below in bold font and the Company’s response follows each respective comment.

Prospectus

Apollo Investment, page 1

1. In the second paragraph, the disclosure states: “We may also invest in the securities of public companies and structured products such as collateralized loan obligations.” Please discuss the Company’s intention with regard to collateralized loan obligations residual interests or provide a representation that the Company will provide full appropriate risk factors regarding investments in collateralized loan obligations if the Company invests more than 5% in collateralized loan obligations.

The Company has already included disclosure regarding collateralized loan obligations (“CLOs”) investment risks consistent with investing more than 5% in such securities. Please see the following risk factors under “Risk Factors—Risks Related to Our Investments”: “Our investments in structured products may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies;” “Structured products typically will have no significant assets other than their underlying loans; payments on structured product investments are and will be payable solely from the cashflows from such loans;” and “Our structured product investments are exposed to leveraged credit risk.” However, the Company has included additional risk factors regarding CLO investments.

James E. O’Connor

Christina D. Fettig

July 23, 2014

2. The disclosure, on page 2, states: “The weighted average yields on our secured debt portfolio, unsecured debt portfolio and total debt portfolio as of March 31, 2014 at our current cost basis were 10.8%, 11.5% and 11.1%, respectively. At March 31, 2013, the yields were 11.2%, 12.7% and 11.9%, respectively.” Please clarify that the portfolio yield may be higher than an investor’s yield on his investment due to sales loads and other expenses.

The requested disclosure has been made.

3. The disclosure, on page 2, states that the Company’s portfolio consisted of 6% in structured products at March 31, 2014. Please define structured products and describe what kind of structured products the Company invests in.

The requested disclosure has been made.

Dividends on Common Stock, page 3

4. Please use the term “distributions” rather than “dividends” since the nature of the distribution is not known at the time of declaration.

The requested change has been made.

Fees and Expenses, page 5

5. For footnote 6 to the fee and expenses table, please include a statement that the incentive fees are entirely attributable to net income incentive fees.

The requested disclosure has been made.

6. Regarding the example demonstrating the projected dollar amount of total cumulative expenses that would be incurred over a 1-year, 3-year, 5-year and 10-year period, with respect to a hypothetical investment in the common stock, the Staff calculated slightly lower numbers. The Staff is prepared to share its spreadsheet with the Company.

The Company has revised the projected dollar amount of total cumulative expenses that would be incurred over a 1-year, 3-year, 5-year and 10-year period. The Company notes that it calculates its cumulative expenses and monitors the impact to the calculation relating to any incentive fee on capital gains. The incentive fee on capital gains is based on the cumulative returns of the Company since inception. The current size of the Company’s net cumulative capital loss carryforward would preclude incentive fees from any capital gains for the foreseeable future, and as such, those amounts are not reflected in the cumulative expenses that would be incurred over a 1-year, 3-year, 5-year and 10-year period.

James E. O’Connor

Christina D. Fettig

July 23, 2014

7. Please confirm that the fee and expenses table estimates are based on expenses not taking into account any fee waivers except in accordance with fee waivers in place at least through the end of the fiscal year.

The estimates are based on expenses not taking into account any fee waivers.

8. For footnote 9 to the fee and expenses table, please explain to us why a ratio of total expenses to total assets was included since common shareholders pay their ratio based on assets available to common shareholders.

The Company believes that such information is an additional measure that analysts and some investors would find useful.

Risk Factors, page 8

9. Changes in interest rates may affect our cost of capital and net investment income.

Please add a cross-reference to the table in the “Quantitative and Qualitative Disclosure about Market Risk” section on the effects from changes in interest rates.

The requested disclosure has been made.

10. Many of our portfolio investments are recorded at fair value as determined in good faith by or under the direction of our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.

Per Rule 38a-1, please confirm that the Board of Directors will review the valuation process and valuation policy.

We confirm the Board of Directors periodically reviews the valuation process and valuation policy.

11. The disclosure states that “For these securities for which a quote is either not readily available or deemed not to represent fair value, we utilize independent valuation firms to assist with valuation of these level 3 investments.” This appears to also cover level 2 investments. Please consider whether the statement is internally consistent and clarify if appropriate.

The disclosure has been revised to state that: “For these securities for which a quote is either not readily available or deemed not to represent fair value, we utilize independent valuation firms to assist with valuation of such investments.”

12. When we do not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

James E. O’Connor

Christina D. Fettig

July 23, 2014

The disclosure states: “We do not generally take controlling equity positions in our portfolio companies.” It appears there are several companies where the Company has taken significant equity positions. Please delete the referenced sentence.

The Company believes that the disclosure is correct as is written. The Company does not generally take controlling equity positions in its portfolio companies as it is not a significant part of the Company’s business. As of March 31, 2014, the aggregate value of the Company’s equity control positions is only approximately $237.8 million out of approximately $3,642.0 million in total assets, or approximately 6.5%.

13. Our incentive fee may induce AIM to make certain investments, including speculative investments.

The disclosure states: “For the time period between April 1, 2012 and March 31, 2014, the portion of the incentive fee that is attributable to deferred interest, such as PIK, will not be paid to AIM until Apollo Investment receives such interest in cash.” The disclosure on page 12 states that the time period is between April 1, 2012 and March 31, 2015. Please clarify whether the time period ends March 31, 2014 or March 31, 2015.

The sentence on page 25 has been revised to clarify that the time period is between April 1, 2012 and March 31, 2015.

14. Our senior secured notes and our senior unsecured convertible notes have maturity dates over the course of the next several years, and any inability to replace or repay our senior secured notes or our senior unsecured convertible notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

Please provide us with a representation that the Company will not file a prospectus supplement for the takedown of a debt offering referred to as “senior” unless the terms of such an offering are fully described in a post-effective amendment or new registration statement that must be accelerated by the Staff.

The Company respectfully submits that advance notification and/or further Staff review of any preliminary prospectus supplement relating to any debt offering by the Company prior to the commencement of any such debt offering is not required under rules of the Commission or existing Staff guidance and would strip away any benefit from reliance on Rule 415. Furthermore, given the potential need to access the capital markets in a timely manner (in the manner contemplated by Rule 415) as and when market conditions permit, it would be impracticable for the Company to provide advance notice to the Staff regarding an offering of debt securities under the Registration Statement.

The Company most recently issued $150 million in aggregate principal amount of 6.875% Senior Notes due 2043 using a prospectus supplement, filed with the Commission on June 12, 2013 pursuant to Rule 497. The Company believes that this

James E. O’Connor

Christina D. Fettig

July 23, 2014

prospectus supplement includes features and terms likely to be included in a future prospectus supplement for “senior” unsecured debt securities if and when the Company determines to issue such debt securities. In keeping with the spirit of Rule 415, the Company respectfully submits that the Staff review the filed prospectus supplement and provide the Company with any incremental plain English or other suggestions it might have that the Company will take into account for future takedowns under the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

15. The disclosure states that “in April 2012, a subsidiary of Apollo Global Management, LLC purchased 5,847,953 newly issued shares of the Company based on the NAV as of March 31, 2012 of $8.55 per share. AIM has agreed to waive the base management and incentive fees associated with this equity capital for the time period beginning April 2, 2012 through March 31, 2015.” In your response letter, please explain to us the effect of the waiver of the base management and incentive fees on all other investors who were not included in the waiver.

All investors share equally in the benefit of such waivers.

16. Footnote 1 to the table on page 48 states: “At March 31, 2014, there was $16 million of letters of credit issued under the Senior Secured Facility that are not recorded as liabilities on the Company’s Statement of Assets and Liabilities, and the Company had $632 million of unused capacity under its Senior Secured Facility.” Why are these letters of credit not liabilities and if liabilities, not senior securities?

These letters of credit facilitate commercial transactions and are not in the nature of guarantees of borrowings. Under US GAAP, these letters of credit are not treated as liabilities. They are not senior securities because they do not function as guarantees for borrowings and any draw is contingent on commercial events considered to be highly unlikely.

Cash Equivalents, page 48

17. The disclosure states: “At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end. “ Were any U.S. Treasury bills held on March 31, 2014? How would this be disclosed if done?

James E. O’Connor

Christina D. Fettig

July 23, 2014

No U.S. Treasury bills were held on March 31, 2014. If there were U.S. Treasury bills held, they would be included under cash equivalents on the balance sheet and might be included in the Schedule of Investment as well, depending on the amount.

Sales of Common Stock Below Net Asset Value, page 54

18. Please add a statement on the cover page indicating that you are seeking shareholder approval to sell or otherwise issue shares of common stock at a price below net asset value.

The requested disclosure has been made.

Board Approval of the Investment Advisory and Management Agreement, page 87

19. Regarding the approval of the investment advisory and management agreement, please provide more detail regarding future approvals, particularly relating to performance and expenses information reviewed by the Board of Directors.

The Company is not privy to any additional detail on this topic, which involves private discussions between the independent directors and their outside counsel. The Company has conveyed this comment to the independent directors and their outside counsel.

Portfolio Companies, page 91

20. Instruction 2 to Item 8.6 of Form N-2 requires a business development company to disclose the nature of the business of each portfolio company, including, where the investment represents more than 5% of the Company’s total assets, “the competitive conditions of the business of the company; its market share; dependence on a single or small number of customers; importance to it of any patents, trademarks, licenses, franchises, or concessions held; key operating personnel; and particular vulnerability to changes in government regulation, interest rates, or technology.” For those investments or issuers representing more than 5% of the total assets, please provide a more detailed description of the nature of business per Instruction 2 to Item 8.6 of Form N-2.

The additional disclosure for the Company’s sole investment of more than 5% of its total assets has been made.

Senior Securities, page 122

21. Please consider adding a “Total” line item to the senior securities table.

The requested disclosure has been made.

James E. O’Connor

Christina D. Fettig

July 23, 2014

Description of Our Capital Stock, page 111

22. Please confirm that the Company will give the Staff prior notice before amending its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act.

The Company will give the Staff prior notice before amending its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act.

Description of Our Units, page 136

23. Please provide us with a representation that the Company will make an offering of units only by means of a post-effective amendment or new registration statement that must be accelerated by the Staff.

The Company will make an offering of units of the kinds described under this heading only by means of a post-effective amendment or new registration statement that must be accelerated by the Staff.

Financial Statements

Statement of Changes in Net Assets

24. On page F-6, are the distributions presented on a tax-basis or a book-basis?

The distribution disclosure in the statement of changes is a book basis amount and the tax character of any distributions, if different, will be separately disclosed and discussed in Footnote 13(a).

Schedule of Investments

25. Are any of the controlled companies disclosed on page F-15 substantially wholly-owned holding companies formed by the Company as part of its investment program?

None of the companies disclosed on page F-15 are wholly-owned or substantially wholly owned holding companies formed by the Company as part of its investment program.

26. On page F-32, the disclosure states that “the Company has not consolidated special purpose entities through which the special purpose entity acquired and holds investments subject to financing with third parties.” What companies is this disclosure referencing?

This statement is referencing AIC (FDC) Holdings LLC, AIC (TXU) Holdings LLC and AIC (Boots) Holdings, LLC, each of them a wholly-owned special purpose entity of AIC Credit Opportunity Fund LLC (“AIC Holdco”). During the fiscal year ended March 31, 2014, the three special purpose entities, along with AIC Holdco, were dissolved. This statement was included in Note 2 to the financial

James E. O’Connor

Christina D. Fettig

July 23, 2014

statements because of the nature of these three companies and the Company believes such disclosure is appropriate so long as historical financial information for AIC Holdco is included in the Company’s financial statements. Please see “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Liquidity and Capital Resources—AIC Credit Opportunity Fund LLC (currencies in thousands)” and Note 6 to the financial statements for more information.

27. On page F-38, the disclosure states: “The Company has also entered into an expense reimbursement agreement with a subsidiary of a portfolio company that will reimburse the Company for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by the Company in connection with letters of credit issued on its behalf.” In the future please identify the referenced subsidiary of a portfolio company.

The Company will amend such disclosure in future financial statement filings to identify the referenced subsidiary.

28. On page F-42, regarding the supplement financial information of Merx Aviation Finance Holdings II, LLC, as a significant subsidiary under SEC Regulation S-X Rule 4-08(g), in the future please enhance the disclosure to include other line items that would be pertinent to users of the financial statements. In this regard, Regulation S-X 1-02(w) contemplates industry specific items. An introductory narrative regarding Merx’s business would be helpful. Please see prior historical disclosure regarding other subsidiaries.

The Company will amend such disclosure in future financial statement filings.

29. On page F-17, the disclosure states: “Investments that the Company owns greater than 25% of the equity and are shown in “Non-Controlled/Affiliated” have governing documents that preclude the Company from controlling management of the entity and therefore the Company disclaims that the entity is a controlled affiliate.” Did the Company perform the Regulation S-X Rule 4-08(g) significant subsidiary test on controlled companies under the 1940 Act definition or is the Company carving out the companies as to which it is disclaiming control in the referenced disclosure?

The Company has determined that these Companies are not controlled for purposes of the 1940 Act and are not subsidiaries for purposes of Regulation S-X Rule 4-08(g).

30. On page F-19, regarding non-qualifying assets, a footnote states: “Investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.” We note that the Company has some unfunded commitments. Some of these unfunded commitments are flagged as non-qualifying assets. To the extent these unfunded revolver obligations have a negative fair value associated with them, is the Company counting the negative fair value in its 70%-30% test?

James E. O’Connor

Christina D. Fettig

July 23, 2014

The Company is counting the negative fair value in its 70%-30% test.

31. Please explain to us how the Company determines that only a subset of the commitments and contingencies in Note 15 (specifically the unfunded commitments) needs to be disclosed in the Schedule of Investments?

The Company includes in the Schedule of Investments all the unfunded revolver obligations but does not include any unfunded delayed draw term loans as criteria has to be met prior to draw. There is no specific GAAP related guidance to include such investments in the Schedule of Investments; however, it is the industry practice to include unfunded revolvers in the Schedule of Investments.

32. Regarding the disclosure of interest rates in the Schedule of Investments, we note that the prospectus states that “a portion of our floating rate investments may include features such as LIBOR floors.” In the future please disclose any LIBOR floor or similar interest rate features in the Schedule of Investments, including the specific rate and state the rate in effect at the end of the reporting period.

The Company will amend such disclosure in future financial statement filings to disclose any LIBOR floor or similar interest rate features, including the all-in interest rate, but the Company believes disclosing the actual rate in effect at the end of the period is not required or meaningful to investors and does not intend to include such information in future financial statements.

33. On page F-35, in the future please add disclosure specific to CLOs similar to the PIK risk disclosure in the paragraph above.

The Company will amend such disclosure in future financial statement filings.

34. On page F-10, for Ceridian Corp., the interest rate disclosed is 12.25% cash or 13.00% PIK. In the future please explain what is actually being paid and if there is a range of PIK, please disclose that range and the maximum.

The Company will amend such disclosure in future financial statement filings.

35. On page F-10, for Altegrity, Inc., please confirm if the disclosed interest rate of 0.00% is accurate and if so, why it should not be classified as non-income producing.

The interest rate disclosed for that investment in Altegrity, Inc., is the coupon rate and not the effective rate. While the interest rate is 0.00%, the accretion is 12.5%. The investment has been sold as of June 30, 2014.

James E. O’Connor

Christina D. Fettig

July 23, 2014

36. On page F-11, for Varietal Distribution, one investment is denominated in foreign currency. Please confirm if this investment or a portion of it should be marked as a non-qualifying asset.

The Company treats such investment as a qualifying asset because the issuer is a U.S. company (incorporated in Delaware and executive offices located in West Chester, Pennsylvania) with approximately 60% of its business located in the United States. Varietal had denominated a portion of the issuance in Euros, and the Company participated in both the US dollar and Euro denominated portions of the issuance.

37. At the bottom of each page of the financial statements, in the future please include a note referencing the Notes to the Financial Statements. This may have be done but did not appear in the EDGAR version.

The Company will include such disclosure in future financial statement filings.

Notes to Financial Statements

38. On page F-35, Note 2, please note that chapter 7 paragraph 194 of the Investment Company Audit Guide requires that the Company discloses its policy with respect to isolation of foreign currency movements.

The Company will include such disclosure in future financial statement filings.

39. On page F-44, footnote 1 to the fair value measurements table states: “Transfers represent (a) a transfer of $10,492 out of Secured Debt into Structured Products due to the change in the nature of the investment and (b) transfers in and out of Level 3 due to changes in the quantity and quality of information obtained to support the fair value of each investment as assessed by the Adviser.” In the future please disclose with more specificity the reasons for a transfer.

The Company will amend such disclosure in future financial statement filings.

40. On page F-46, the disclosure states: “The following tables summarizes the significant unobservable inputs the Company used to value the majority of its investments categorized within Level 3 as of March 31, 2014.” In the future the Company’s explanation should cover all Level 3 investments or tie into other disclosure. Consider adding a “Total” line item to the table and reconciling to the total Level 3 investments with an explanation.

The Company will amend such disclosure in future financial statement filings.

41. On page F-50, regarding the Financial Highlights table, Instruction 9 to Item 4.1 of Form N-2 states that if the Company uses a method other than the method set forth in Form N-2, please include a note to the table explaining the method. Please confirm the Company did not use a different method and in the future please add an explanation note to the table on the method used.

James E. O’Connor

Christina D. Fettig

July 23, 2014

The Company calculates its per share net investment income for the period based on the average shares outstanding. The Company will amend such disclosure in future financial statement filings to add an explanation note on the method used.

42. In the Financial Highlights table on page F-50, the line item “Ratio of total expenses to average net assets” should be a net expense ratio. In the future please clarify this line item in the table with a heading of “Net Expenses” or “Ratio of Total Net Expenses.”

The Company will amend such disclosure in future financial statement filings.

43. On page F-52, Note 11, please consider adding in the future disclosure as to the amount of debt issuance cost and amortization associated with each debt issuance or at least each type of debt issuance.

The Company respectfully declines to amend such disclosure as the Company does not believe such information will be useful to investors.

General

44. If the Company files the next quarter’s 10-Q before the registration statement is declared effective, please update with the 10-Q data. Please file the next Amendment with an updated auditor consent as 30 days has passed since the last filing.

Post-Effective Amendment No. 3 contains an updated auditor consent from the Company’s independent registered public accounting firm.

James E. O’Connor

Christina D. Fettig

July 23, 2014

***********************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790 or Steven Grigoriou at 416-777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins